

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 24, 2020

J. Stephen Feinour, Jr., Esq
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

>　　Re:　　AIM ETF Products Trust (the "Trust")
>　　　　　　File Nos. 811-23504; 333-235734

Dear Mr. Feinour:

　　　We have reviewed the registration statement that the Trust filed with the Commission on December 27, 2019 on Form N-1A. The registration statement concerns an offering of common shares in the AllianzIM U.S. Large Cap Buffer10 Apr ETF, AllianzIM U.S. Large Cap Buffer15 Apr ETF, AllianzIM U.S. Large Cap Buffer25 Apr ETF, AllianzIM International Buffer15 Apr ETF and AllianzIM Emerging Markets Buffer20 Apr ETF, investment portfolios of the Trust (each a "Fund" and collectively, the "Funds"). Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure concerning each Fund throughout the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future.

3. Throughout the registration statement, please avoid technical terminology and complex language. *See,* Form N-1A, General Instruction C.(c).

Prospectus

AllianzIM U.S. Large Cap Buffer10 Apr ETF

Cover Page

4. The disclosure in the first bullet on the Cover Page states "[t]he Fund's investment objective intends to provide return attribute characteristics that are distinct from traditional strategies." First, revise the disclosure to clarify that this is not the Fund's investment objective. Second, the meaning and purpose of this disclosure is unclear. Please delete or revise and clarify the meaning of this bullet in plain English.

5. The disclosure in the second bullet states "[t]he Fund uses FLEX Options to pursue a defined outcome strategy that seeks to achieve investment outcomes based upon the performance of an underlying security or index at the end of the *Outcome Period* [emphasis added]." The term "Outcome Period" has not yet been defined. Please define Outcome Period here, or provide a cross reference to the definition.

6. In the second sentence of the third bullet, please replace the phrase "at the beginning" with "on the first day."

7. In the fourth bullet, the disclosure states that "the Fund's returns are based upon the performance of the [TBD LARGE CAP] Price Index… ." Since the Fund's returns are based upon a price-return index, which does not reflect the reinvestment of dividends, disclose, if accurate, that the Fund's returns do not reflect the reinvestment of dividends.

    Also in the same bullet, cap is defined as "cap," whereas in the second bullet it is defined as "Cap." As the cap and buffer are principal components of the Fund's investment strategy, please consider defining these terms clearly and in plain English here. Please refer to the defined terms consistently throughout the registration statement.

8. In the fifth bullet, first sentence, the disclosure states "[t]he Fund only seeks to provide shareholders that hold shares for the entire Outcome Period with a buffer against the first 10% of [TBD LARGE CAP] Price Index losses (based upon the value of the [TBD LARGE CAP] Price Index at the time the Fund entered into the FLEX Options *at or near the beginning* of the Outcome Period) during the Outcome Period [emphasis added]." Please replace "at or near the beginning" with "the first day," or a similarly precise time (*e.g.*, the first business day).

9. In the same bullet, second sentence, the disclosure states "[y]ou will bear all [TBD LARGE CAP] Price Index losses exceeding 10% on *an expected* one-to-one basis [emphasis added]." Please explain supplementally why the phrase "an expected" is included here (is there any circumstance in which the losses would not be born on a one-to-one basis?)

10. Please disclose on the Cover Page a simple and clear description of the goal of the Fund. For example, consider disclosing here the language from page 10, *Buffered Loss Risk*, "[t]he Fund's strategy seeks to deliver returns that match those of the [TBD LARGE CAP] Price Index (up to the cap), while limiting downside losses if Shares are bought on the day on which the Fund enters into the FLEX Options and held until those FLEX Options expire at the end of each Outcome Period." Please also delete this disclosure from *Buffered Loss Risk* as it does not describe a risk to investors of the Fund.

Prospectus Summary

11. On page 2, *in Principal Investment Strategies, General Strategy Description*, the disclosure states "[u]nder normal market conditions, the Fund invests at least 80% of its net assets in instruments that create exposure to U.S. large cap equity securities." Immediately following "net assets," please insert the phrase "plus any borrowings for investment purposes." In addition, please supplementally confirm that 80% of the Fund's net investments, plus any borrowings for investment purposes, have similar economic characteristics to U.S. large cap equity securities.

12. Also in this paragraph, please disclose how many securities are included in the index and how the index defines large cap securities. In addition, please describe in plain English what an option contract is.

13. In the second paragraph in *General Strategy Description*, the disclosure in the first sentence states "[t]he Fund uses FLEX Options to employ an outcome-based strategy which seeks to match the performance of the [TBD LARGE CAP] Price Index, subject to a buffer and cap." Please revise this sentence in plain English. In particular, please describe what an "outcome-based strategy" is and what a "buffer and cap" is.

14. In regard to the disclosure in the bullets in this section, please address the following comments:

    a. In the first bullet, the disclosure states that "the combination of FLEX Options held by the Fund is designed to provide upside participation that is intended to match that of the [TBD LARGE CAP] Price Index… ." Please revise this disclosure in plain English. In particular, please clarify the term "upside participation."

    b. In the second bullet, the disclosure states that "the combination of FLEX Options held by the Fund is designed to provide a payoff at expiration that is intended to compensate for losses experienced by the [TBD LARGE CAP] Price Index (if any), in an amount not expected to exceed 10% before fees and expenses." Again, please revise this disclosure in plain English. In particular, please clarify what a "payoff at expiration" refers to.

    c. In the third bullet, please clarify what a "one-to-one basis" is.

15. In *Buffer and Cap*, in the carry-over paragraph at the top of page 4, a majority of the paragraph is bolded. If there are particular concepts you believe should be emphasized for investors, consider disclosing in bold only those concepts. Please also present the disclosure in this paragraph clearly and in plain English. Please make similar changes to the bolded language throughout this section.

16. Also in *Buffer and Cap*, in the carry-over paragraph at the top of page 4, please consider disclosing more prominently (*e.g.,* set-off and in bold) the last two sentences of this paragraph.

17. On page 5, in *Buffer and Cap*, the penultimate sentence in the first paragraph, beginning "[t]he portfolio manager will calculate…" is long and technical. Please break up the sentence and revise for plain English.

18. On page 5, in *Use of Flex Options*, the disclosure in the last sentence of the first paragraph states "[t]he strike prices are set such that when the FLEX Options are exercised on the final day of the Outcome Period, the outcomes may be obtained, depending on the performance of the [TBD LARGE CAP] Price Index over the duration of the Outcome Period." Please explain in plain English what the "outcomes" that may be obtained are.

19. On page 5, in the second paragraph in *Use of Flex Options*, the second sentence beginning "[i]n seeking to achieve these returns…" is highly technical and uses complex language. Please revise to break up this sentence and present this disclosure clearly and in plain English. In doing so, avoid excessive use of parentheticals. In addition, Form N-1A, General Instructions, section C.(b). states that the disclosure in the Prospectus Summary should be as simple and direct as reasonably possible and should include only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund. Please revise the Prospectus Summary in a matter consistent with this instruction.

20. In this section, at the bottom of page 6, the disclosure states "[t]he following charts illustrate the hypothetical returns *that the FLEX Options seek to provide* with respect to the performance of the [TBD LARGE CAP] Price Index in certain illustrative scenarios over the course of the entire Outcome Period [emphasis added]." Please clarify in the disclosure that these graphs illustrate the outcomes based on the *hypothetical* performance of the [TBD LARGE CAP] Price Index for a shareholder that holds shares for the entirety of the Outcome Period. Please also clarify these are returns the Fund seeks to provide, not the FLEX Options.

21. On page 8, in *General Information on the Flex Options*, the disclosure in the first line of the second paragraph refers to "both purchased and written put and call FLEX Options." Please explain in plain English the difference between these two types of options.

22. On page 10, in *Capped Upside Risk*, please include the disclosure from the last line of the second paragraph on page 4 stating clearly that "the cap is the maximum return an investor can achieve from an investment in the Fund for that Outcome Period."

23. On page 13, in regard to the disclosure in *Derivatives Risk*, please review the adequacy of the disclosure concerning the use of derivatives by the Fund and make appropriate revisions in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

24. Because "the Fund's returns are based upon the performance of the [TBD LARGE CAP] Price Index" consider including in the *Principal Risks* section disclosure of the risks associated with investing in U.S. large-capitalization equity securities.

Additional Information About the Fund's Principal Investment Strategies

25. The first two sentences on page 17 describe the Fund's strategy simply and clearly. Consider including those sentences in the strategy section of the Prospectus Summary.

26. At the top of page 19, the disclosure states that "[t]he Fund's investment objective may be changed by the Board without shareholder approval. Additionally, the Fund may liquidate and terminate at any time without shareholder approval." Disclose if shareholders will receive prior notice of either of these events.

27. On page 23, *Tax Risk*, please consider including risk disclosure regarding the possibility that if a shareholder purchases Shares after the Outcome Period has begun, and shortly thereafter the Fund makes a distribution payment, the new purchaser will be taxed on the entire amount of the distribution.

28. On page 30, the disclosure states "[a] discussion regarding the basis for the Board's approval of the Investment Management Agreement will be available in the Fund's first annual or semi-annual report to shareholders." Please specify either the annual or the semi-annual report and disclose the period of the report. See Item 10(a)(1)(iii) of Form N-1A.

AllianzIM U.S. Large Cap Buffer15 Apr ETF and *AllianzIM U.S. Large Cap Buffer25 Apr ETF*

29. Please address comments 4 through 28 above as they apply to the disclosure concerning these Funds.

AllianzIM International Buffer15 Apr ETF

30. Please address the comments 4 through 28 above as they apply to the disclosure concerning this Fund.

31. On page 2, in *Principal Investment Strategies, General Strategy Description,* the disclosure states "[u]nder normal market conditions, the Fund intends to invest substantially all of its assets in FLexible EXchange Options… that reference the [TBD

INTERNATIONAL] Price Return Index… .” The disclosure further states that the [TBD INTERNATIONAL] Price Index is a market-weighted index composed of common stocks of companies from various industrial sectors whose primary trading markets are located outside the United States. As the Fund's name includes the word "International," please confirm supplementally that the FLexible EXchange Options in which the Fund will invest substantially all its assets, have economic characteristics similar to common stocks of companies whose primary trading markets are located outside the United States.

AllianzIM Emerging Markets Buffer20 Apr ETF

32. Please address comments 4 through 28 above as they apply to the disclosure concerning this Fund.

33. On page 2, the first line of *Principal Investment Strategies, General Strategy Description*, the disclosure states that "[u]nder normal market conditions, the Fund invests at least 80% of its net assets in instruments that create exposure to emerging markets equity securities." Regarding this disclosure, please address the following comments:

   a. Immediately following the phrase "at least 80%," please insert the parenthetical "(plus any borrowings for investment purposes)"; and

   b. Please confirm supplementally that the instruments referred to in the disclosure have economic characteristics similar to emerging markets equity securities.

Statement of Additional Information

34. In *Investment Restrictions and Policies, Fundamental Investment Restrictions*, the disclosure states the Fund shall not:

   (3) Make loans if, as a result, more than 33 1/3% of its total assets would be lent to other persons, including other investment companies to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder which may be adopted, granted or issued by the SEC. *This limitation does not apply to …engaging in direct corporate loans in accordance with its investment objectives and policies…* [emphasis added].

   Please explain supplementally why the limitations on the Fund's ability to make loans under the 1940 Act does not apply to the Fund's "engaging in direct corporate loans."

*   *   *   *   *   *   *   *

   Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel

cc. Marianne Dobelbower